

Mail Stop 7010

October 3, 2007

By U.S. Mail and Facsimile

Ms. Heather A. Rollo
Chief Financial Officer
Progressive Gaming International Corporation
920 Pilot Road
Las Vegas, Nevada 89119

>   **Re: Form 10-K for the Fiscal Year Ended December 31, 2006**
>   **Form 10-Q for the Fiscal Quarter Ended March 31, 2007**
>   **Form 10-Q for the Fiscal Quarter Ended June 30, 2007**
>   **Form 8-K Filed August 14, 2007**
>   **File No. 000-22752**

Dear Ms. Rollo:

We have reviewed your response letter dated September 4, 2007 and have the following additional comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2006

Note 7 – Goodwill and Intangible Assets, page 73

1.   We note your response to prior comment 12. Please revise future filings to disclose the reason for the reclassification of $12.4 million from perpetual license to goodwill during 2005. Additionally, in future filings, please provide a more transparent explanation of the movement of your goodwill account given that you have also written off $12.8 million with the sale of the table game division to Shuffle Master, Inc. We believe that this information would be beneficial to investors.

2.   We note your response to prior comment 14 and remind you to file your amended Form 10-K to delete the reference to an expert.

Form 8-K Filed August 14, 2007

3.   Please supplementally explain to us how you are accounting for the registration rights agreement and any resulting damages, and provide in your September 30, 2007 interim financial statements the appropriate disclosures. Refer to FASB Staff Position EITF 00-19-2 for guidance.

*   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your response to our comments.

If you have any questions regarding these comments, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or, in his absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief